EXHIBIT 1 TO FORM 8-K

SUPPLY AGREEMENT FOR
FOUR TYPES OF ELECTRONIC METERS

Manufacturer: International Utility Information Systems Corporation
Seller: Pacific Systems Control Technology, Inc.
Buyer: Zhejiang Holley Import & Export Company, Ltd.

This agreement (the "Agreement") is entered into and made in six originals effective as of November 1, 2002 (the "Effective Date") by and between International Utility Information Systems Corporation, a Delaware corporation, a technology developer and manufacturer ("the Manufacturer"), located at 1500 Green Hills Road, Scotts Valley, California 95066, Pacific Systems Control Technology, a Delaware corporation, exclusive Asian licensee and seller of certain products developed by Manufacturer ("the Seller") located at 100 Marine Parkway, Suite 325, Redwood City, CA 94065, USA and Zhejiang Holley Imp. & Exp. Co., Ltd., a China corporation ("the Buyer") located at 501 Moganshan Road, Hangzhou, Zhejiang, 310005, P.R.C.

Manufacturer has developed the electronic meter products ("the Products"). The Function Specifications of the Products are shown in Exhibit 2 and Exhibit 3.

1) Licensor Manufacturer has entered into a Purchase Order with Seller for the purpose of exclusive resale of the Products in Asia excluding India. Manufacturer has given Buyer the relative technology for the purpose of assembling the Products and product maintenance and service after sale.

2) Buyer desires to purchase and resell the Products in Asia from Seller.

3) Manufacturer extends exclusive resale rights for the Products for the territory of Asia, excluding India, as supplied under this Agreement to Buyer and its affiliates so long as this Agreement executed between the parties is still in force. In the event Seller and Buyer successfully executed all relevant purchase orders in accordance with Article 2.1 of this Agreement, then Manufacturer shall extend Buyer and its affiliated companies the exclusive right to sell the Products specified in this Agreement for ten (10) years.

Now therefore, in consideration of mutual covenants and agreements herein contained, the three Parties hereto agree as set forth below.

1. PRODUCTION

1.1 Prior to manufacture, the Manufacturer shall present samples of the Products to be delivered to Electric Power Research Institute P.R. China and Zhejiang Institute of Calibration and Testing for Quality Technical Supervision to obtain accredited certificates respectively issued by the said two institutes.

1.2 Manufacturer will assemble the Products within specified period of time as set forth as Exhibit 5 in accordance with the types and quantities (Exhibit 5 , hereto) required by Buyer. The series of three types of commercial electronic meters product shall comply with the requirements identified in the four Function Specifications (Exhibit 2, hereto) and the series of one type of residential electronic meters shall comply with the requirements identified in the function specifications to be confirmed by the said three Parties (Exhibit 3, to be determined).

1.3 Upon signing of this Agreement, Manufacturer shall sign Manufacture Schedule of the first 5,000 units of Milestone 1 as an Exhibit 7 to facilitate the quality stabilities and successful acceptance inspection of the Products hereafter. Prior to signing the second, third, forth and fifth purchase order by Manufacturer and Seller in accordance with Article 3.1 of this Agreement, Manufacturer shall accordingly sign Manufacture Schedule as the effective exhibit of each purchase order.

2. SALES AGREEMENT

2.1 Seller shall sign Sales Agreement (Exhibit 1) with Buyer, and supply specified specifications and quantities of the Products required by the Buyer with total value of US$20,000,000. The port of delivery is Ningbo, Zhejiang by sea, and Shanghai by air.

2.2 Buyer shall sign Purchase Order form for each Milestone specified in the Sales Agreement with Seller, and shall issue Letters of Credit to Seller and acceptable to the Seller. The Sales Agreement is organized as five-milestone releases.

2.3 Buyer may distribute the Products, so purchased, in Asia. Buyer may also assign its affiliated company to distribute the Products in China.

2.4 Prior to issuing the third, fourth and fifth Letter of Credit to the Seller by the Buyer, in the event, Buyer has provided relevant bidding documents proving that to the same type of the Products (refer to 0.5S and 1.0 electronic meters) ordered by at least two provincial level electric authorities in China and the price contracted in the awarded tender is lower than the current selling price (current selling price=purchase price undertook by the Seller to the Buyer X 1.97 X 8.3) of the Products purchased by the Buyer while executing this Agreement. Then under such precondition, the Buyer and Seller shall amicably discuss and adjust the Seller's selling price for each Milestone under the principle that the Seller's selling price shall assure to be lower than the price contracted in the awarded tenders of more than two (including two) provincial or local electric authorities of China, or to be lower than the quoted price in the official documents / 1.97 / 8.3 to attain the competitiveness of the Products in China market. Then under such precondition, the Buyer and Seller shall amicably discuss and adjust down the Seller's selling price for the third, fourth and fifth Letter of Credit under this principle.

Prior to issuing the third, fourth and fifth Letter of Credit to the Seller by the Buyer, in the event, Seller has provided relevant bidding documents proving that to the same type of the Products (refer to 0.5S and 1.0 electronic meters) ordered by at least two provincial level electric authorities in China and the price contracted in the awarded tender is higher than the current selling price (current selling price = purchase price undertook by the Seller to the Buyer X 1.97 X 8.3) of the Products purchased by the Buyer while executing this Agreement. Then under such precondition, the Buyer and Seller shall amicably discuss and adjust up the Seller's selling price for the third, fourth and fifth Letter of Credit under this principle.

2.5 In case of the occurrence of any of the events defined in Article 2.4, if the Party requesting adjustment to the Purchasing Price provides the relevant bidding documents but Seller and Buyer still fail to reach agreement on the adjustment to the Purchasing Price of the Products, and as a result thereof the performance of this Contract and/or Sales Agreement /Purchase order cannot be continued, neither Seller nor Buyer shall be liable therefore. If, however, any Party has any doubts about and disputes the authenticity of the relevant bidding documents on which the Party requesting adjustment to the Purchasing Price relies, that Party shall be entitled to submit said dispute to the arbitration institution hereunder for final arbitration. If the arbitration institution decides that the relevant bidding documents provided by the Party requesting adjustment to the Purchasing Price are not authentic, the Party requesting adjustment to the Purchasing Price shall bear all the liabilities thereof.

2.6 In respect of the Products ordered under the second L/C, third L/C, fourth L/C and fifth L/C, if any of the events set out in Article 3.5 occurs, Buyer shall be entitled to, in accordance with Article 3.5, the unilateral termination of this Contract, Sales Agreement and the unperformed order it entered into with Manufacturer and Seller, without being deemed as to have breached the contract.

2.7 With respect to the first 5,000 units ("Milestone 1"), in the event the Products exhibit catastrophic failures within one (1) year from shipment of the Product, as determined by quality inspection authorities of China, Buyer shall have the right to request Seller to immediately eliminate defects, replace the complete or partial Products. Seller has thirty (30) days to effect such remedy. If Seller fails to remedy the defects in the said time, Buyer shall have the sole right to request Seller to immediately return half of the total prices of such 5,000 units.

2.8 For long-term product insurance, seller shall bear US$5 insurance fee per unit (such insurance fee has been deducted from the selling price of the Products by Buyer).

2.9 Seller shall pay an after-sales service fee to Buyer at US$5 per unit (such service fee has been deducted from the selling price of the Products by Buyer).

2.10 Seller shall purchase Buyer shall provide Seller with necessary quantities of Cases, Covers, Connector Blocks and LCDs, ("the Accessories") from Buyer at a price of US$10 per unit for the first 5,000 units of Milestone 1specified and built by Buyer, meters. Prior to deliver the Accessories of the Products to be delivered in each milestone, Seller shall sign purchase orders with Buyer for the Accessories. Seller shall pay such funds to Buyer within five (5) days after Seller receives the funds according to the first L/C issued by Buyer. Such Accessories shall be delivered according to the partial shipment with specific quantities and delivery schedule, and shall be shipped 60 days before beginning the Product Acceptance Test in facility for the delivered product. 30 days after Receipt of Order, payment on Delivery at cost of USD 10 plus the cost of LCD per unit. In the event cases the Accessories are not provided to such shipment schedule, then the Seller shall not have obligation to meet the Delivery Schedule presented herein. With respect to Milestones 1, 200 units of Accessories shall be delivered by air within fifteen (15) days after Seller signs the purchase order for Milestone 1 with Buyer, and Seller and Buyer signs purchase order for 5,000 sets of Accessories. Within 30 days after receiving the first one hundred (100) complete meters from Seller and completing the site test of such Products in China factory for thirty (30) days, and providing the Test Report-A for the Product Tested in China Factory ("Test Report-A") within ten twenty (120) days after finishing the forgoing tests, 4,800 units of accessories shall be delivered by sea by Buyer. In the event for whatever reason, Seller does not deliver the Products in the specified shipment after receiving the Accessories provided by Buyer, Seller will be in charge for all the costs to return the specified Accessories to Buyer before due date. Accordingly, in the event for whatever reason, Manufacturer does not deliver the Products in the specified shipment after receiving the Accessories provided by Seller, Manufacturer will be in charge for all the costs to return the specified Accessories to Seller before due date for deliver to Buyer.

2.11 With respect to the US$790,000 that Holley Holding (U.S.A.) Ltd. has loaned to Seller prior to the signing of this agreement, Holley Holding (U.S.A.) Ltd. shall have the right to then authorize Buyer to deduct such amount in pro-rata from the purchase prices and L/Cs of the third, fourth and fifth Milestones. It is understood that Holley Holding (U.S.A.) Ltd. shall also have the right to amicably discuss with Seller to resolve such payment due by other means.

3. DISTRIBUTION OF THE PRODUCT

3.1 Seller shall sign Purchase Contract with Manufacturer for purchasing the Products with total amount of sixteen million US dollars (US$16,000,000). While Buyer entering with Seller into Purchase Orders for various Milestones of Products, Manufacturer shall also enter into orders with Seller for the corresponding Milestones, with such orders specifying the Product cost, Product type, Product quantity and delivery date. Such orders are also divided into the Milestone 1, Milestone 2, Milestone 3, Milestone 4 and Milestone 5. Regarding the Products ordered in the Milestone 1 and 2, the costs paid by Seller to Manufacturer for the procurement thereof (module cost US$50 per piece plus assembling fee US$5 per piece) shall be fifty-five US dollars (US$55) per piece. For Milestone 3, 4 and 5, Seller can source the Products from Manufacturer at a price of approximately 50 percent of the purchase price that Buyer purchases from Seller. The purchase price for Milestone 3, 4 and 5 that Seller purchases from Manufacturer shall be executed after being discussed and confirmed by Seller and Manufacturer, and upon signing the relevant purchase order. In the event that the parties hereto cannot reach an agreement on the price of the Products between Manufacturer and Seller causing the cancellation of this Agreement, and/or orders between Manufacturer and Seller, then any party shall not have any responsibilities. If any party hereto cannot reach agreement on the responsibilities of such cancellation, then this issue shall be resolved by binding arbitration hereunder.

3.2 Milestone 1 consists of 5,000 units of complete precision electricity meter. Within 90 days after receiving the L/C for Milestone 1 and within 30 days after Buyer provides 200 Accessories to Seller according to provisions of Article 2.10 of this Agreement, Manufacturer shall deliver one hundred (100) complete meters to Seller for delivery to Buyer. Then Buyer shall take charge of testing the hardware and software of such Products under China electrical network and shall site test such Products in China factory for thirty (30) days. Buyer shall issue Test Report-A within ten twenty (120) days after finishing the forgoing tests. This Test Report A shall set forth all areas of functional non-compliance with the Functional Specification for the type of meter, and Test Report A shall be provided to Manufacturer and Seller by post mail or email within 10 days after it is issued.

3.3 Manufacturer shall then be responsible for correcting all the performance and functionality errors according to the non-compliance defined in the Test Report A before the Product Acceptance Test for the remaining 4,900 units. Upon Manufacturer providing a written representation to Buyer stating its accomplishment to the said corrections, then Manufacturer can deliver the remaining 4,900 units for acceptance.

3.4 Prior to shipment of each type of the Products, Buyer shall assign qualified personnel(s) to conduct the Product Acceptance Test. The Product Acceptance Test shall be carried out according to the Product Acceptance Test Manual as Exhibit 4 agreed by Buyer, Seller and Manufacturer. Manufacturer shall provide all necessary facilities for such acceptance tests.

3.5 Upon Manufacturer entering into relevant orders with Seller in accordance with Article 3.1, if either of the following circumstances occurs to the Products of a particular order, that is: (A) the Products of that order are unable to pass the Product Acceptance Test at Manufacturer's manufacturing plant; or (B) the Products of that order are found, after their delivery to Buyer or being sold by Buyer to Chinese users, to have major quality defects within the quality guarantee period, Seller shall be entitled to the unilateral termination of this Contract, the unperformed order, License Agreement, Shareholders Agreement entered into with the Manufacturer, without being deemed as to have breached the contracts.

3.6 Upon Manufacturer provides the test units to Buyer's representative, Buyer shall issue a Product Test Report within five (5) business days after the accomplishment of the acceptance test conducted in accordance with the provisions of Product Acceptance Test Manual. If Buyer indicates that the Products so tested are qualified in the Product Test Report, then the Product Acceptance Certificate shall be provided to Manufacturer immediately. In the event that unacceptable errors are reported, Seller and Manufacturer shall remedy the errors and submit units for re-test, and Buyer shall issue a Product Test Report For the Second Test on such re-test within five (5) business days after the accomplishment of the acceptance test. If such report for the re-test units indicates Manufacturer has corrected the errors of the Products, then Buyer shall immediately issue a Product Acceptance Certificate to Manufacturer. In the event for whatever reason, Buyer does not sign and deliver such Product Test Report within sixty (60) days after the accomplishment of the first acceptance test for the test units, then Manufacturer may cancel the License Agreement, the Shareholders Agreement and the Purchase Order.

3.7 With respect to the first 5,000 units ("Milestone 1"), in the event the Products exhibit catastrophic failures, within one (1) year since the date Seller receives such Products, as determined by national quality inspection authorities of China, Seller shall have the right to request Manufacturer to immediately eliminate defects, replace the complete or partial Product. Manufacturer has thirty (30) days to effect such remedy. If Manufacturer fails to remedy the defects in said time, Buyer shall have the sole right to request Seller to immediately return half of the total prices of such 5,000 units.

3.8 Regarding the US$300,000 upfront fees paid to Manufacturer by Seller, Manufacturer and Seller hereby agree that:

(A) in the event after the signing of this Agreement, Manufacturer fails to obtain the accredited certificates respectively issued by the Electric Power Research Institute P.R. China and the Zhejiang Institute of Calibration and Testing for Quality Technical Supervision for the sample meters of the Products to be delivered before the delivery deadline of the first 5,000 units, then Manufacturer shall repay Seller US$300,000 within thirty (30) days immediately after the delivery deadline of the first 5,000 units; or

(B) in the event after the signing of this Agreement , Manufacturer has obtained the accredited certificates from the Electric Power Research Institute P.R. China and the Zhejiang Institute of Calibration and Testing for Quality Technical Supervision for the sample meters of the Products to be delivered, but fails to pass the testing defined in Acceptance Test Manual that the Acceptance Test of the first qualified 5,000 units at the Manufacturer's facility and such failure is confirmed by both Buyer and Manufacturer, then Manufacturer shall repay Seller US$300,000 within thirty (30) days immediately after the delivery deadline of the first 5,000 units; or

(C) in the event Manufacturer has duly delivered the first qualified 5,000 units to Seller, but Seller and Manufacturer do not sign the purchase order for the second Milestone or has signed it but cannot perform accordingly and such termination or default is caused by Manufacturer according to the terms stipulated in this Agreement, then Manufacturer shall also repay Seller US$300,000 within ninety (90) days upon delivery of the first 5,000 units; or

(D) the amount of US$300,000 shall be deducted from the License Fee of Milestone 2 that Seller pays to Manufacturer, and accordingly reflected in a reduction in the L/C.

3.9 Seller hereby agrees that Seller shall return such US$300,000 (Three Hundred Thousand US Dollars) to Buyer within fifteen (15) days after the receipt of such funds when repaid by Manufacturer.

4. QUALITY WARRANTY

4.1 Manufacturer warrants that all products covered by Sales Agreement will: (a) be of good quality and workmanship and free from defects for a period of twelve (12) months from the shipment date and (b) conform, operate and perform in accordance with the specifications agreed by Seller and Manufacturer. Manufacturer shall not be liable for any incidental or consequential damages for any breach of warranty. Seller shall have no claims against Manufacturer arising out of Manufacturer's breach of the foregoing warranty unless Seller provides Manufacturer with a Returned Material Authorization Form in substantially the form attached hereto as Exhibit D along with the defective product within twelve months of delivery, freight charges prepaid. Manufacturer's liability and Seller 's exclusive remedy for defective product are expressly limited to one of the following at Manufacturer's option: (i) repair of the defective product or (ii) replacement of the defective product. If any defect in the product is due to conditions other than Manufacturer provided materials and/or workmanship, Seller will be separately charged for replacement or repair of the product. Seller will pay to Manufacturer the replacement and/or repair charges within thirty (30) days of the invoice date from Manufacturer. Additional warranty and service provisions are indicated in clause 2.8 and 2.9 regarding long-term product insurance and after-sales service.

4.2 Except as specifically provided above in this section, Seller and Manufacturer makes no warranty of any kind, express or implied, with regard to the Products, and all implied warranties of merchantability and/or fitness for a particular purpose of or for the Products are hereby disclaimed and excluded from the purchase order.

4.3 In accordance with the provisions of this Article, Manufacturer warrants that the Product will be free of defects in material, workmanship and software and from defects or faults in design, insofar as the Product fails to meet the requirements of the Function Specifications.

4.4 The above warranties shall not apply to defects in the Product arising from repair, alterations, misuse or abuse by any Buyer personnel or from any Buyer's failure to operate and maintain the Product in accordance with the handbook of maintenance and operating instructions furnished to any Buyer.

4.5 In order to support Buyer's after-sale service, upon delivering each type of the Product by Manufacturer, Manufacturer shall provide the debugging and modification codes of the systems software and functions software so that Buyer can support end users regarding its installation and maintenance.

4.6 After the Manufacturer has successfully delivered the first Milestone of 5,000 units of Products to Seller, and upon the Parties executing the Sales Agreement for Milestone Two and the issuance of the Letter of Credit for Milestone Two issued by Buyer, Manufacturer shall deliver to Seller and Buyer, within seven (7) days thereafter, the assembling processes, technical information of hardware resources, debugging software and testing platform, and the programming ports, course, programming manual, communication protocols and all necessary source codes of application functional software. Such application functional software (shall be constituted by two parts: A) Multifunctional software built in the meters, a software which is able to read basic electricity quantities and basic real-time parameters from metering module to fulfill the tasks such as data communication, data storage by sorts, data display, keyboard response and events recording etc., and B) A computer software used for parameters setting and meter reading) shall be provided to Seller and Buyer without any conditions to facilitate Seller or Buyer's technical staff to independently modify the functional software for customization and meeting special requirements of the end-users.

4.7 In order to support Buyer's after-sale service, after each type of Products passes the Seller and Buyer's acceptance, and upon delivering the passed Products to Buyer by Seller. Manufacturer shall provide 3% to 5 % modules ("Spare Parts") of then delivered Products to a spare parts depot in Shanghai at Manufacturer's own expenses for storage making available replacement parts for warranty service, and such Spare Parts are owned by Manufacturer. In the event of a suspected Warrantee failure of a meter module, Buyer shall advise the depot by facsimile or phone, then Manufacturer's spare part depot in Shanghai shall deliver the specific quantities of Spare Parts required by Buyer within twenty four (24) hours so that Buyer, as after-sales service party of Manufacturer, can provide maintenance service for the China users in the timely way. Buyer shall return the original Spare Parts to the spare part depot in Shanghai within forty eight (48) hours after the receipt of the replacement Spare Parts delivered by Manufacturer in the same carton of the replacement part. Within one (1) year from the date the Products sold to China end users, if any original part is replaced due to the manufacturing quality, Manufacturer shall bear the costs of such spare parts. Any other reasons for the replacement, then Buyer shall be charged for the replacement part. Seller shall supply Spare Parts of the Product to Buyer for a period of ten (10) years from the date of the Product Acceptance Test. Spare parts ordered by Buyer during the said ten-year period shall be supplied F.O.B. Supplier or Supplier's then current commercial prices prevailing at the time of receipt of order, which prices shall be reasonable.

5. CHANGES

5.1 After the Effective Date of this Agreement no alteration shall be made to this Agreement or/and to the Exhibits by the except by means of a Change Document made pursuant to this Article and confirmed by all the PartiesSeller and in writing.

5.2 Each Change Document shall be in writing and shall set forth in detail the effect of the alteration on the Function Specifications, price, performance, design, acceptance dates and interchangeability of spare parts or any other matter substantive to this Agreement.

5.3 Prior to the delivery of the third, fourth and fifth batches of Products, if Buyer provides bidding documents proposed by at least two (2) provincial level power companies (including regional large scale power companies) in the Chinese market, and the product performance requirements and technical norms defined in such documents differ from the Products' technical norms set forth in Exhibit 2 and Exhibit 3 hereof, it shall be concluded that demand in the Chinese market has undergone a change with respect to the Products' performance requirements and technical norms. Manufacturer, Seller and Buyer agree that the next batch of Products to be delivered shall meet such concluded changes in the performance requirements and technical norms. Therefore, the Parties agree that they will amicably consult among themselves in respect of the potential changes or supplements for the Products' technical norms. If orders are unable to be performed as the result of the failure by the three Parties to agree to such adjustments, none of the Parties shall be liable thereto. If, however, Manufacturer or Seller has any doubts about and disputes the authenticity of the relevant bidding documents on which Buyer relies for its proposed adjustment to the technical norms, any Party shall be entitled to submitting said dispute to the arbitration institution hereunder for final arbitration. If the arbitration institution decides that the relevant bidding documents provided by Buyer are not authentic, Buyer shall bear all the liabilities thereof.

5.4 Under the Seller and Buyer's confirmations, the Manufacturer may make minor changes and corrections in the Products as it may deem appropriate to correct defects or improve the Products; provided that such changes shall not adversely affect the total purchase price, functional characteristics, performance, and interchangeability of spare parts.

5.5 With respect to Milestones 2, 3, 4 and 5, before signing relevant order form for each Milestone, Buyer may propose to change the deal from complete meters to modules of the relevant types of the Products in order to decrease production costs. After Manufacturer, Seller and Buyer agree to such change, Buyer, Seller and Manufacturer shall make necessary changes to this Agreement and the Sales Agreement as deemed appropriate.

6. ASSIGNMENT

Neither this Agreement nor any of the respective rights or obligations of the Parties hereunder may be voluntarily assigned, in whole or in part, by any Party without the prior written consent of the other Parties.

7. ARBITRATION

7.1 Any dispute arising out of or relating to this Agreement (including all exhibits attached to this Agreement and all purchase orders signed subject to this Agreement), either Party can propose that the Manufacturer, Seller and Buyer shall authorize representatives respectively to discuss the issues. In the event the other two Parties do not actively respond such Party's proposal or if no settlement is reached within thirty (30) days after the said three Parties's discussion, any Party shall have the right to submit the dispute to the China International Economic and Trade Arbitration Commission for arbitration.

7.2 The Parties agree as following: the decision of the China International Economics & Trade Arbitration Commission (CIETAC) in accordance with its Arbitration Rules shall be final and binding. Such arbitration shall take place in Shanghai.

8. NOTICES

8.1 No notice or communication pertaining to this Agreement shall be deemed to have been duly given by any said party to the other parties unless addressed to Manufacturer, Seller and Buyer as follows:

8.1.1
To Manufacturer:
International Utility Information Systems Corporation
1500 Green Hills Road, Suite 107
Scotts Valley, CA 95066, U.S.A.
Attention: John Heibel, Chief Executive Officer

8.1.2
To Seller:
Pacific Systems Control Technology, Inc.
100 Marine Parkway, Suite 325
Redwood City, CA 94065, U.S.A.
Attention: Anthony Chan, Chief Executive Officer

8.1.3
To Buyer:
Zhejiang Holley Imp. & Exp. Co., Ltd.
501 Moganshan Road
Hangzhou, Zhejiang 310005, P.R.C.
Attention: Xiao Qijing, General Manager

8.2 Any such notice, request, requirement, approval, permission, consent or other communication in connection with this Agreement shall be given in writing and if delivered by hand shall be deemed to have been received by the addressee on the day when the same shall have been so delivered, or if airmailed shall be deemed to have been received by the addressee on the tenth day following the day on which it shall have been so airmailed, or if facsimiled, shall be deemed to have been received by the addressee by the addressee upon acknowledgement.

9. MISCELLANEOUS

9.1 The titles to the Articles in this Agreement and in the said Exhibits are for convenience of reference only, and not part of this Agreement, and shall not in any way affect the interpretation thereof.

9.2 The provisions stated in this Agreement but not stated in the Exhibits should be consisted with this Agreement. The Provisions stated in the Exhibits but not stated in this Agreement should be consisted with the Exhibits. Any matters conflicts between stated both in this Agreement and the Exhibits, this Agreement shall prevail.

9.3 In respect of any issues already mentioned in this Contract and/or relevant Exhibits hereof which are to be further decided by Manufacturer, Seller and Buyer together or by any two (2) of them (that is, issues such as Product price and Product technical norms not yet specified in this Contract and/or relevant Exhibits hereof), if such outstanding issues are unable to be decided by the relevant Parties together and, as a result thereof, this Contract and/or relevant Appendixes hereof are unable to be continued for their performance, none of the Parties shall be liable thereto. If, however, any Party disputes the authenticity of such outstanding issues, that Party shall be entitled to submitting said dispute to the arbitration institution hereunder for final arbitration.

9.4 MUTUAL WARRANTIES BETWEEN THE PARTIES

9.4.1 Each party is a lawful company formally incorporated in the specified states or country first above written in this Agreement.

9.4.2 This Agreement and execution of the obligations stated herein is within the authorization of the Parties' representatives and the execution of this Agreement is compliance of all applicable laws.

9.4.3 The signatory representing each Party is duly authorized to enter into this Agreement.

9.5 The Exhibit 1 through Exhibit 7 shall be an integral part of this Agreement and shall be effective upon signing this Agreement.

10. RESPECT OF EACH OTHER'S INTELLECTUAL PROPERTY

10.1 Manufacturer, Seller and Buyer all agree to protect and preserve any and all confidential materials formally transferred within ten years from the Effective Date of this Agreement, not using any such information and Intellectual Property for any purpose outside those contemplated in this Agreement.

10.2 Manufacturer shall own all intellectual properties on source codes of the functional software, Seller and Buyer shall only use it for modification of the Product's functions. Seller and Buyer shall not use or license it on its own decision to any other party for the manufacture of electronic meters.

10.3 Buyer shall own all intellectual properties of the Function Requirement formally transferred by Buyer and confirmed by Manufacturer and Seller subject to this Agreement, and Buyer shall also possess the intellectual properties contained in any information and technical support (if any) provided to Manufacturer and Seller by Buyer during the execution of this Agreement. Manufacturer and/or Seller shall not provide or disclose such information to any other third party without Buyer's written consent.

10.4 Manufacturer and Seller hereby further undertake that in the event this Agreement is not executed or are cancelled after its execution for whatever reason, Manufacturer and/or Seller shall not continue to manufacture the Products subject to the Functional Requirements as discuss in paragraph above and any other documents provided by Buyer. Also Manufacturer and/or Seller shall not continue to sell the Products already manufactured according to the Buyer's Functional Requirements to any third party.

11. LAWS

This Agreement shall be governed by and interpreted in accordance with the Contract Law of the People's Republic of China.

IN WITNESS WHEREOF, this Agreement has been duly executed by the three Parties hereto on the date first above written.

International Utility Information Systems Corporation
By: /s/ John T. Heibel
Name: John T. Heibel
Title: Chairman and Chief Executive Officer

Pacific Systems Control Technology, Inc.
By: /s/ Anthony K. Chan
Name: Anthony K. Chan
Title: Chief Executive Officer

Zhejiang Holley Imp. & Exp. Co., Ltd.
By: /s/ Xiao Qijing
Name: Xiao Qijing
Title: General Manager